FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of August 2004.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number
1.	[Amendment to the Supplementary Information attached to the Financial Information for the Year Ended March 31, 2004 and Three Months Ended June 30, 2004]

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 9, 2004	By:	/s/ HIROSHI TANAKA
Hiroshi Tanaka
Senior Managing Director

3

Tokyo, 9 August 2004

Amendment to the Supplementary Information attached to the Financial Information for the Year Ended March 31, 2004 and Three Months Ended June 30, 2004

We have amended the Supplementary Information attached to the Financial Information for the Year Ended March 31, 2004 and Three Months Ended June 30, 2004. The changes are underlined below.

Amendments

Financial Summary of Nomura Securities Co., Ltd. For the Year Ended March 31, 2004

Supplementary Information

4. Underwriting, Subscription, and Distribution (p.47)

Financial Summary of Nomura Securities Co., Ltd. For the Three Months Ended June 30, 2004

Supplementary Information

4. Underwriting, Subscription, and Distribution (p.20)

Please see [Attachment] for details.

[Attachment]

For the Year Ended March 31, 2004

(Before Amendment)

4. Underwriting, Subscription, and Distribution

(Millions of shares or yen except percentages)

	Year Ended March 31, 2004 (A)	Year Ended March 31, 2003 (B)	Comparison (A-B)/(B)(%)
Underwriting
Stocks (number of shares)	652	191	241.0%
(yen amount)	775,448	503,603	25.8
Bonds (face value)	7,388,910	5,710,311	29.4
Investment trust certificates (yen amount)	—	—	—
Commercial paper and others (face value)	504,200	757,500	-33.4

Subscription and Distribution*
Stocks (number of shares)	1,014	1,486	-31.7
(yen amount)	865,546	607,806	42.4
Bonds (face value)	1,756,227	1,840,377	-4.6

Investment trust certificates (yen amount)	13,661,810	11,905,684	14.8
Commercial paper and others (face value)	504,200	757,500	-33.4

*	Includes secondary offering and private placement.

(Amended)

4. Underwriting, Subscription, and Distribution

(Millions of shares or yen except percentages)

	Year Ended March 31, 2004 (A)	Year Ended March 31, 2003 (B)	Comparison (A-B)/(B)(%)
Underwriting
Stocks (number of shares)	652	191	241.0%
(yen amount)	775,448	503,603	54.0
Bonds (face value)	7,388,910	5,710,311	29.4
Investment trust certificates (yen amount)	—	—	—
Commercial paper and others (face value)	504,200	757,500	-33.4

Subscription and Distribution*
Stocks (number of shares)	1,014	1,486	-31.7
(yen amount)	865,546	607,806	42.4
Bonds (face value)	2,185,971	1,840,377	18.8

Investment trust certificates (yen amount)	13,661,810	11,905,684	14.8
Commercial paper and others (face value)	504,200	757,500	-33.4

*	Includes secondary offering and private placement.

2

For the Three Months Ended June 30, 2004

(Before Amendment)

4. Underwriting, Subscription, and Distribution

(Millions of shares or yen except percentages)

	Three Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2004 (C)	Comparison (A*4-C)/(C)(%)
	June 30, 2004 (A)	June 30, 2003 (B)
Underwriting
Stocks (number of shares)	31	44	-29.6%	652	-80.9%
(yen amount)	111,260	46,446	139.5	775,448	-42.6
Bonds (face value)	1,865,502	1,544,231	20.8	7,388,910	1.0
Investment trust certificates (yen amount)	—	—	—	—	—
Commercial paper and others (face value)	107,500	134,700	-20.2	504,200	-14.7

Subscription and Distribution*
Stocks (number of shares)	373	50	643.9	1,014	47.0
(yen amount)	138,909	49,404	181.2	865,546	-35.8
Bonds (face value)	205,565	501,409	-59.0	1,756,227	-53.2

Investment trust certificates (yen amount)	3,911,254	3,133,883	24.8	13,661,810	14.5
Commercial paper and others (face value)	107,500	134,700	-20.2	504,200	-14.7

*	Includes secondary offerings and private placements.

(Amended)

4. Underwriting, Subscription, and Distribution

(Millions of shares or yen except percentages)

	Three Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2004 (C)	Comparison (A*4-C)/(C)(%)
	June 30, 2004 (A)	June 30, 2003 (B)
Underwriting
Stocks (number of shares)	31	44	-29.6%	652	-80.9%
(yen amount)	111,260	46,446	139.5	775,448	-42.6
Bonds (face value)	1,865,502	1,544,231	20.8	7,388,910	1.0
Investment trust certificates (yen amount)	—	—	—	—	—
Commercial paper and others (face value)	107,500	134,700	-20.2	504,200	-14.7

Subscription and Distribution*
Stocks (number of shares)	373	50	643.9	1,014	47.0
(yen amount)	138,909	49,404	181.2	865,546	-35.8
Bonds (face value)	653,116	501,409	30.3	2,185,971	19.5

Investment trust certificates (yen amount)	3,911,254	3,133,883	24.8	13,661,810	14.5
Commercial paper and others (face value)	107,500	134,700	-20.2	504,200	-14.7

*	Includes secondary offerings and private placements.

Ends

For further information please contact:

Name	Company	Telephone
Shigeki Fujitani	Nomura Securities Co., Ltd Managing Director, Controller’s Dept.,	81-3-3211-1811

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 129 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.